UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2020
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Notice to the Market

Disclosure of the results for the year ended on December 31, 2019, in accordance with the International Financial Reporting Standards – IFRS

Banco Bradesco S.A. (“Bradesco”) hereby informs its shareholders, clients, employees and the Market in general that it has prepared the complete set of consolidated financial statements, according to the International Financial Reporting Standards – IFRS, in accordance with pronouncements issued by the International Accounting Standards Board – IASB.

Consequently, these are the main changes we have made to our consolidated financial statements, as a result of the adoption of the IFRS:

Comparative between the BR GAAP and the IFRS

			R$ million
Consolidated Statements	December 31, 2019
	BR GAAP (1)	Adjustments (2)	IFRS
Cash and balances with banks	109,611	-	109,611
Financial assets at fair value through profit or loss	250,571	(811)	249,760
Financial assets at fair value through other comprehensive income	261,892	(69,442)	192,450
Financial assets at amortized cost:
- Loans and advances to financial institutions, net of provision for losses	58,612	472	59,084
- Loans and advances to customers, net of provision for losses	404,382	19,147	423,529
- Securities, net of provision for losses	97,076	69,842	166,918
- Other financial assets	56,102	-	56,102
Non-current assets held for sale	1,357	-	1,357
Investments in associates and joint ventures	7,291	345	7,636
Property and equipment	9,732	4,927	14,659
Intangible assets and goodwill	11,523	3,202	14,725
Taxes to be offset	15,686	-	15,686
Deferred income tax assets	67,400	(7,830)	59,570
Other assets	7,904	(463)	7,441
Total assets	1,359,139	19,389	1,378,528

(1) The information presented considers the amounts calculated according to the accounting practices adopted in Brazil (BR GAAP), applicable to financial institutions, according to the regulation of the Central Bank of Brazil, grouped according to the presentation model required by the IFRS.

(2) The differences are the result of the reclassification between the accounts and adjustments applicable to the international accounting standards.

			R$ million
	December 31, 2019
Liabilities and Shareholders’ Equity	BR GAAP (1)	Adjustments (2)	IFRS
Liabilities
Liabilities at amortized cost:
- Deposits from Banks	227,820	-	227,820
- Deposits from customers	366,228	-	366,228
- Funds from issuance of securities	170,728	-	170,728
- Subordinated debts	49,314	-	49,314
- Other financial liabilities	74,728	4,393	79,121
Financial liabilities at fair value through profit or loss	14,244	-	14,244
Provision for Expected Loss:
- Loan Commitments	-	2,316	2,316
- Financial guarantees	1,972	-	1,972
Insurance technical provisions and pension plans	265,927	2,376	268,303
Other reserves	25,240	-	25,240
Current income tax liabilities	2,595	-	2,595
Deferred income tax assets	8,070	(6,989)	1,081
Other liabilities	17,840	16,182	34,022
Total liabilities	1,224,706	18,278	1,242,984
Equity attributable to shareholders of the parent	133,723	1,377	135,100
Non-controlling interest	710	(266)	444
Total equity	134,433	1,111	135,544

Total liabilities and equity	1,359,139	19,389	1,378,528

(1) The information presented considers the amounts calculated according to the accounting practices adopted in Brazil (BR GAAP), applicable to financial institutions, according to the regulation of the Central Bank of Brazil, grouped according to the presentation model required by the IFRS.

(2) The differences are the result of the reclassification between the accounts and adjustments applicable to the international accounting standards.

The reconciliation of the Shareholders’ Equity and Net Income related to the fiscal year ended on December 31, 2019 is shown below:

Reconciliation of the Shareholders’ Equity and Net Income

R$ million

	Shareholders’ Equity	Net income
	December 31, 2019	12M19
BR GAAP – Attributed to the Controller	133,723	22,583

1) Expected Loss on Financial Assets	(1,471)	(1,011)
2) Complementary Provision for Coverage	(1,359)	(781)
3) Business combination	3,750	722
Other	456	(490)
IFRS – Attributed to the Controlling Shareholders (1)	135,099	21,023
Non-controlling interest	445	150
IFRS – Attributed to the controlling and to non-controlling shareholders(1)	135,544	21,173
(1) The net income, the basis for calculating dividends and interest on own capital paid to the shareholders, originates from the BR GAAP, which was disclosed on February 5, 2020.

Next, the descriptive of the main adjustments resulting from the effect of the adoption of the IFRS:

1)	Expected Loss on Financial Assets
It includes: (i) Expected loss on loans and advances to customers; and (ii) Expected loss on other financial assets.

2)	Complementary Provision for Coverage

Difference between SUSEP Standard No. 543/16 that established the use of the mark-to-market effects of assets given in guarantee classified as held to maturity, to be part of the amount necessary to complement technical provisions, as calculated in the Liability Adequacy Test (TAP), event that does not occur for IFRS 4.

3)	Business combination

For purposes of the IFRS, the assets and liabilities identified originating from the business combination were adjusted by the differences of the accounting practices, as well as recognized at fair value, whereby the value of the goodwill is not amortized, but tested, periodically, to verify if there is objective evidence of impairment.

The complete consolidated financial statements in the IFRS, related to the fiscal years ended on December 31, 2019 and 2018, accompanied by the independent auditor’s report on the consolidated financial statements, with no amendments, issued by KPMG Auditores Independentes, are available on our website www.bradescori.com.br.

Cidade de Deus, Osasco, SP, March 6, 2020

Banco Bradesco S.A.

André Rodrigues Cano

Executive Vice-President

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 6, 2020

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.